Filed by the Black and Decker

Corporation Pursuant to Rule

425 under the Securities Act of

1933, as amended and deemed

filed pursuant to Rule 14a-12

of the Securities Exchange Act

of 1934, as amended

Subject Company: The Black

& Decker Corporation

(Commission File No. 1-1553)

The following is the transcript of a CEO Merger Communications meeting, which was held at Goucher College, Towson, Maryland, on December 14, 2009, at 9 a.m.

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8	THE BLACK & DECKER CORPORATION
9	MONDAY, DECEMBER 14, 2009
10	GOUCHER COLLEGE
11	TOWSON, MARYLAND

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1	P R O C E E D I N G S

2	MR. ARCHIBALD: I want to thank you all
3	for being here this morning. We also appreciate
4	having John Lundgren here with us, the chief
5	executive officer of Stanley. And following my
6	brief introductory remarks, we’ll hear from John
7	and he will share with you his vision for the
8	combined Stanley Black & Decker Company. Then
9	we’ll also give you an opportunity to ask any
10	questions that you would like. And this is being
11	telecast in a lot of different locations, and
12	they’ll also be able to dial up and be able to
13	listen in to both presentations as well as the
14	question and answer period any time that they
15	would like.

16	I’m sure when you first heard about the
17	merger between Black & Decker and Stanley, the
18	first two questions that likely came to your mind
19	is why are they doing this and why are they doing
20	this now. And I hope to answer those two
21	questions and tell you some additional thoughts

1	of how all of this evolved.

2	Black & Decker and Stanley have a very
3	unique fit and complementary fit that I think
4	very few, if any, companies have throughout the
5	world that produce significant shareholder value
6	through cost synergies; through sales, marketing,
7	and distribution synergies; and a combined
8	financial strength that neither company has on a
9	standalone basis. As I said, I don’t believe
10	there is another company in the world who fits
11	quite together like Stanley and Black & Decker.

12	And that’s probably why this combination
13	has been attempted three times before the current
14	one that we’re talking about. Let me begin by
15	telling you about the long courtship that’s
16	happened between our two companies, Stanley and
17	Black & Decker. Twenty-eight years ago then-CEO
18	Frank Lucier of Black & Decker and Don Davis, the
19	CEO of Stanley at the time, those two had
20	extensive discussions and negotiations about
21	putting Black & Decker and Stanley together. I

1	am told that they had arrived and reached
2	agreement on every single factor except one. I’m
3	also told that Al Decker was enthusiastic about
4	this combination. And the reason it didn’t
5	consummate was because they could not decide who
6	the CEO would be. And so based on that one item,
7	the negotiations broke down.

8	About seven years after that, Dick
9	Ayers, then Stanley CEO, and I had some serious
10	discussions about putting these two companies
11	together. We concluded that it was not a
12	compelling transaction at that time, and so
13	negotiations didn’t go any further.

14	Almost seven years after that I got a
15	call from John Trani, the new CEO of Stanley, and
16	he asked if he could meet with me. We met
17	together and he also thought that these two
18	companies should be put together. And we had
19	some discussions about that, but again we just
20	did not feel it was compelling to our
21	shareholders, the deal we eventually talked

1	about.

2	Seven months ago I got another call.
3	This time it was from John Lundgren, and he
4	wanted to have lunch with me. And I said, Well,
5	for what reason? He said, I would like to talk
6	to you about putting our two companies together.
7	I told him that we were not looking to sell the
8	company, we were not looking for a merger
9	partner. I didn’t think that neither of our time
10	would be well spent if we got together.

11	And he said, well, we’ve taken a lot of
12	time to look at this and we think there are some
13	tremendous advantages for both companies and both
14	companies’ shareholders and both companies’
15	employees, and will you just hear me out.

16	So he and I met for lunch in New York
17	City and discussed the possibility for a fourth
18	time of putting these two companies together.
19	And I told him that I would think about it.

20	Well, as I returned and we gathered just
21	very, very few people to look at this, the more

1	we looked at this, and the more we thought that
2	there might be some great potential here, that
3	then evolved into taking a few of our people and
4	a few of their people and meeting in New York
5	City to explore the benefits of both companies
6	and both companies’ shareholders.

7	After considerable analysis, after
8	considerable time and additional meetings with
9	the Stanley and Black & Decker people, our board
10	concluded that this was both strategically and
11	financially compelling to our shareholders to
12	discuss seriously about merging these two
13	companies. We also felt like it was in the best
14	interests of our company and our company’s
15	employees, and I’ll talk about that in just a few
16	minutes.

17	First of all, let me tell you why our
18	board concluded that this was financially
19	compelling to our shareholders. There are three
20	phases of significant shareholder creation in
21	merging Black & Decker and Stanley, for Black &

1	Decker shareholders. The first is a 22 percent
2	premium. Each Black & Decker shareholder will
3	receive 1.275 of Stanley shares for each
4	Black & Decker share. At the time of the
5	announcement, this represented a 22 percent
6	premium over the existing Black & Decker stock
7	price. Now, that premium represents a very
8	competitive offer when you compare it to other
9	similar transactions.

10	In addition to the 22 percent premium,
11	the board also wanted to preserve the long-term
12	benefits for our shareholders once the economy
13	turns around. So with a 22 percent premium, why
14	did Black & Decker’s stock price increase
15	31 percent at the time of the announcement? The
16	reason that it did is because our shareholders
17	and the market understood Phase 2 and Phase 3 of
18	the significant shareholder creation.

19	Phase 2 factors in the cost synergies
20	that you’re able to achieve by combining these
21	two very uniquely and complementary companies.

1	When we announced the merger of these two
2	companies, we also announced that we believed
3	that we could achieve $350 million of cost
4	savings by combining these two companies. The
5	present value of $350 million in cost synergies
6	is in excess of $2 billion of shareholder value
7	creation. Now, that’s $2 billion of shareholder
8	value creation without any additional increase in
9	sales, without one dollar increase in sales and
10	no improvement in the economy. If you combine
11	our share of the synergies, of that $350 million
12	in synergies with a 22 percent premium, that
13	represents almost a 50 percent premium for our
14	shareholders versus the time of the announcement.

15	Now, because of the $350 million in
16	synergies, Stanley’s stock also increased
17	10 percent at the time of the announcement.
18	Now, it is very unusual — in fact, one of our
19	directors, Ben Griswold says unprecedented —
20	that you would see in an all-stock transaction
21	both companies’ stock increase to those levels.

1	Because even though Stanley is paying a premium
2	as a result of the exchange ratio, because of
3	their share of the $350 million in synergies,
4	Stanley’s shareholders will have significant
5	accretion in year two and thereafter, after the
6	merged companies. The 22 percent premium on day
7	one and the additional premium that’s associated
8	with the cost synergies makes this a very
9	compelling financial transaction for our
10	shareholders.

11	However, this is not all. There is a
12	third phase in our shareholder creation.
13	Because of the exchange ratio of 1.275,
14	Black & Decker shareholders will own
15	49.5 percent of the combined company and Stanley
16	will own 50.5 percent of the combined company.
17	Therefore we will share equally in all of the
18	upside that occurs after the economy recovers.
19	And we believe that the upside of these two
20	powerful companies is considerable and is far
21	better than either company on a standalone basis.

1	It is estimated that the combined
2	company will generate over $1 billion of free
3	cash flow. It will generate $1.5 billion of
4	EBITDA. It will have an exceptionally strong
5	balance sheet and a strong investment grade
6	rating. With $1 billion in cash flow and the
7	strong balance sheet that we have, the combined
8	company will have the capacity to make
9	significant acquisitions and fund future growth.

10	And lastly Stanley has a rich history of
11	paying a very generous dividend to its
12	shareholders. Their dividend is nearly three
13	times the amount that Black & Decker’s dividend
14	is, and our shareholders will enjoy after the
15	companies are combined.

16	In addition to being very financially
17	compelling, this is also a very strategically
18	compelling transaction for our company and its
19	shareholders. While our products don’t compete,
20	many of our products are sold to the same markets
21	and the same end users. So in addition to the

1	cost synergies that we’ll enjoy from combining
2	these two companies, there will also be
3	considerable sales synergies.

4	There are some geographic areas and
5	channels where Black & Decker has superior
6	strength in distribution. For example,
7	Black & Decker has a complete infrastructure and
8	very strong distribution system in Latin America;
9	Stanley does not. We will be able to sell a
10	complete line of Stanley products through Black &
11	Decker’s distribution system in Latin America.
12	Black & Decker has stronger distribution in the
13	Middle East, India, Eastern Europe, and STAFDA
14	here in the United States, where we should be
15	able to increase Stanley products.

16	On the other hand, Stanley has much
17	stronger distribution in industrial, both in the
18	United States and Europe. It is also larger than
19	Black & Decker in China. And these are only just
20	a few of the examples of the sales and
21	distribution opportunities that these two

1	combined companies will have.

2	We’ll also have cross-branding
3	opportunities with the strong stable of brands
4	that you see both in Black & Decker and in
5	Stanley. DeWalt, Stanley, Black & Decker,
6	Bostitch, Porter-Cable, Delta are only a few of
7	the brands that we have in each company.

8	In Europe we currently license the Black
9	& Decker name and sell a line of hand tools. It
10	is also not hard to imagine a mechanic line of
11	DeWalt tools.

12	Our lock and lockset business will be
13	very complementary to Stanley’s mechanical
14	security business. And we have envied their
15	electronic security business and we wanted to
16	enter this area for many years. As a result of
17	Stanley’s recent aggressive acquisition program,
18	security now represents 43 percent of Stanley’s
19	total sales and is very complementary to our own
20	security business.

21	Black & Decker will also become a much

1	less cyclical company and less dependent on a few
2	customers. We currently have 30 percent of our
3	sales to two very large customers. Stanley has
4	eight percent of their sales to those two
5	customers. And we’ll also have a much broader
6	product line and will be selling in a large
7	geographical area across many different markets,
8	will be a much larger, more stable, less cyclical
9	company with strong free cash flow that will help
10	us further diversify in the years ahead.

11	For all these reasons, our board felt
12	like this was both strategically and financially
13	compelling to our shareholders. That’s why both
14	stocks have increased so dramatically. That’s
15	why an attempt to merge these companies has taken
16	place four different times. It’s also why every
17	investment banker that we’ve visited with over
18	the last 25 years have always said, well, now,
19	our best idea for you is that you really ought to
20	merge Stanley and Black & Decker. This was an
21	obvious fit to everyone, and our shareholders

1	have clearly demonstrated their vote in favor of
2	this by what’s happened to the stock price.

3	Now, how is this good for you, the
4	employees of Black & Decker? There will be a
5	reduction in personnel to avoid duplication.
6	This reduction will be less than ten percent.
7	There is no way to put a good face on what will
8	happen to corporate. There can only be one
9	corporate headquarters. Some people at corporate
10	will have opportunities with the combined
11	company, but most will not. Frankly, this was
12	the most difficult part of the entire negotiation
13	and merger decision process. We’ll be generous
14	and treat those that will not have a continuing
15	role with the company as fairly as we can and do
16	everything possible to help them find new jobs.

17	However, for the vast majority of
18	Black & Decker employees who will continue with
19	the combined company, this will be very good for
20	you. You will have the professional
21	opportunities that will result from being part of

1	a much larger company. You will be part of a
2	lower cost, much more competitive company that is
3	an industry powerhouse.

4	You will be part of a company that’s
5	less cyclical and therefore less susceptible to
6	the swings of the economy and the accompanying
7	layoffs that come from being part of a cyclical
8	company. And what usually ends up best for
9	shareholders usually ends up best for the
10	employees that work for that company. Because
11	shareholders want to continue to invest in
12	companies that yield a good return, and therefore
13	you’re able to invest in the company and grow it
14	for more professional opportunities.

15	And this combined company will be a
16	strong and dynamic competitor in the marketplace.
17	And I believe that once we get through this
18	transition and all the uncertainty, you will be
19	proud to be part of this global marketing
20	powerhouse.

21	I would now like to introduce you to

1	John Lundgren, who will become CEO of the new
2	Stanley Black & Decker. As you know, I will
3	become executive chairman of the board with the
4	combined company. John has done a remarkable job
5	of reinventing Stanley in the five years that
6	he’s been CEO of the company. He has introduced
7	the Stanley fulfillment system that I believe
8	will make our operation more productive and
9	effective.

10	John began his career in brand
11	management with Gillette. He has held positions
12	in marketing, finance, manufacturing, corporate
13	development, and strategic planning in the United
14	States and Europe with Georgia Pacific and its
15	predecessor companies. In fact, John has lived
16	in Europe for 14 years of his professional
17	career. He was an executive officer of Georgia
18	Pacific and in charge of all of their consumer
19	products companies.

20	John graduated cum laude from Dartmouth
21	College where he was a two-time golf captain.

1	In fact, he serves as a director of Callaway
2	Golf. I’m sure he’ll be glad to challenge any of
3	you to a golf game. He holds an MBA from
4	Stanford University, and I look forward to
5	working with John in my new role as chairman of
6	the combined companies. So at this time I’d like
7	to introduce you to John Lundgren.

8	MR. LUNDGREN: Nolan, thanks. That was
9	very kind.

10	Good morning to everybody. I normally
11	would be more comfortable roaming the floor and
12	talking, but given the status of this merger and
13	the fact that it’s not closed yet, I’ll stick a
14	little closer to the script than I normally do.
15	But hopefully over time we’ll get to meet and
16	talk on a much more informal basis.

17	But it’s certainly great to be here, and
18	I appreciate the courtesy certainly that Nolan
19	and the executive team have extended to me while
20	I’ve been here. And it’s great to be with you
21	this morning and talk to you about how we think

1	we can combine these two great companies.

2	We’ve already started working together
3	cooperatively and collaboratively with each other
4	to the extent, as Nolan indicated, that we’ve
5	been able and legally allowed to do so.
6	And the spirit not only continues today but will
7	continue throughout the coming months as we
8	undertake the task of putting these two companies
9	together to create the best of Stanley and the
10	best of Black & Decker in the new company.

11	And I’m deeply respectful of the rich
12	histories that both these companies bring to the
13	party. But my primary objective this morning is
14	actually to begin the process of looking forward
15	to the future, rather than looking back into our
16	respective and separate pasts. I’d like you to
17	consider just for a moment Stanley Black & Decker
18	of the future, a new company with the talent, the
19	skill, and the resources to expand globally at an
20	accelerated pace. The combination of our two
21	companies is a step on a transformational journey

1	towards becoming a global, diversified,
2	industrial growth company.

3	It’s an important, it’s a significant,
4	it’s even an historic step. But importantly,
5	it’s only the first step. The real strength of
6	this combination is the potential it unlocks for
7	the future of the combined Stanley Black &
8	Decker, and the sooner we begin to focus on the
9	future, the more successful we will ultimately
10	be.

11	So let’s start today. Today I’d like to
12	lay out three things for you. I briefly recap
13	the strategic rationale for combining the two
14	companies, without duplicating too much of what
15	Nolan presented, as I think it was done as
16	clearly and concisely as it could possibly be
17	done in Nolan’s brief introduction. I’ll tell
18	you where we stand today about six weeks after
19	the announcement, and finally I’ll discuss our
20	vision for the new company, the combined Stanley
21	Black & Decker.

1	I’m sure you’re well aware of the
2	strategy behind the transaction, but let me just
3	reiterate it quickly. We’re two great companies
4	with long and rich legacies, and we’re in a
5	unique position to forge a new company built on
6	our strengths by bringing together two highly
7	complementary companies, as you see at the top of
8	the slide, with a portfolio of iconic brands and
9	virtually no product overlap.

10	The new Stanley Black & Decker will
11	offer a comprehensive global product line in both
12	hand tools and power tools and will be positioned
13	to better serve the end users whose loyalty we’ve
14	earned and the customers whose business we will
15	continue to earn each and every day. The new
16	Stanley Black & Decker will also build on our
17	respective strengths in a way that’s consistent
18	with each company’s core strategies and in a way
19	that will allows us to continue to invest in our
20	growth platforms. And finally, the new Stanley
21	Black & Decker will build on commitment to

1	operational excellence and continuous improvement
2	to ensure that we’re able to capitalize on the
3	significant cost and revenue synergies, but of
4	equal or greater importance, to ensure that we as
5	a new combined company unlock the full potential
6	of the new enterprise.

7	The combination of our two companies,
8	the creation of the new Stanley Black & Decker,
9	is a compelling strategic combination of two
10	great companies that will create significant
11	value for our customers and our shareholders and
12	will create significant opportunities for our new
13	employees. However, there are a few steps we’ve
14	got to take to ensure that we do this right. I’d
15	like to tell you where we stand, again about six
16	weeks to the day after our announcement.

17	As you know, we must obtain both
18	shareholder and regulatory approval. These are
19	two separate paths that we’re pursuing diligently
20	to ensure successful closure of this transaction
21	during the first half of 2010. On the regulatory

1	side, we have determined which of the 190
2	countries where Stanley and Black & Decker both
3	sell that require formal antitrust filings. And
4	in many cases we’ve already filed the necessary
5	documents and opened lines of communications with
6	the regulators to openly and transparently
7	address any issues or any concerns that could
8	arise from their perspective.

9	In the United States, for instance, the
10	Federal Trade Commission is currently conducting
11	their initial review of the proposed transaction.
12	And they have until December 28, that’s 30 days
13	from when we filed, to determine whether the
14	transaction requires further investigation.
15	We’re communicating with the FTC during this
16	period. We’re committed to communicating the
17	agency’s decision to you as soon as we can. And
18	we’re similarly committed to communicating with
19	other agencies, including the European commission
20	and Canada, with whom we expect to file soon, and
21	to communicate the status of this process to you

1	as well.

2	What I can say to you today is that the
3	regulatory approval process is on track. Thus
4	far there have been no surprises. And Charlie
5	Fenton and his team in Towson, Bruce Beatt
6	and his team in New Britain, and many,
7	many of you in the room have done a lot already
8	to get this process to where it is.

9	In addition to the regulatory approval
10	process, we must also ensure that the
11	shareholders of both companies approve the
12	transaction, that they fully understand the value
13	of the combined company, and the benefits that
14	new Stanley Black & Decker will generate. And
15	thus far, they certainly appear to be in that
16	frame of mind.

17	But to that end, as you may have seen,
18	we filed Form S-4 with the United States
19	Securities and Exchange Commission just a week
20	ago or a week ago Friday on December 4. This is
21	a form that’s used to register securities that

1	will be issued in a business combination
2	transaction such as ours. And it can and should
3	essentially be viewed as a draft proxy statement.
4	It outlines the merger proposal in far greater
5	detail, nearly 200 pages, and it outlines that to
6	our shareholders and other interested
7	stakeholders.

8	This document was filed with the SEC, as
9	I mentioned, just a short time ago, and they will
10	review and comment on our filings within the next
11	several weeks. When the SEC confirms they’re
12	comfortable with the Form S-4, we are then in a
13	position to go forward and schedule the
14	shareholder vote.

15	Both Stanley and Black & Decker have
16	separately retained world-class proxy
17	solicitation firms to help communicate the
18	inherent value of the transaction for our
19	shareholders. And again, we’re committed to
20	communicating progress of the shareholder
21	approval process as soon as we have information

1	and as soon as we’re able to do so with you and
2	all of your associates. Again, I can say to you
3	that at this stage the shareholder approval
4	process is on track and thus far we’ve had no
5	surprises on that end.

6	And while we’ve been diligently
7	pursuing the regulatory and shareholder approval,
8	we’ve also begun to tackle the enormous task of
9	successfully integrating our two companies. It’s
10	crucial to note that we currently are and as a
11	consequence continue to operate as two separate
12	companies. However, until closing and before
13	closing there are certain activities that we have
14	been advised by our counsel we can participate
15	in, and both parties, along with Bain & Company,
16	a third-party consulting firm and our joint
17	integration partner, have begun those integration
18	activities.

19	Stanley has successfully completed and
20	integrated 52 acquisitions in the past six years
21	and along the way developed and refined an

1	integration process that has become, I think, a
2	true core competency at Stanley. That process is
3	based on three key principles: First and
4	foremost, ensure that we capture the value in the
5	transaction; second, ensure that we resolve any
6	personnel issues as quickly and proactively as
7	possible; and third, ensure that we focus the
8	integration process on key decisions and to
9	minimize the distractions to our core or base
10	business. Focus on the big issues and follow the
11	money.

12	To achieve these three goals, we employ
13	a relatively simple methodology. We develop an
14	integration plan for the first hundred days post
15	closing, and we finalize that plan prior to the
16	close. Now, that obviously doesn’t mean that we
17	will be successfully integrated in a hundred
18	days, but it does mean that we will have
19	prioritized the most important actions that need
20	to take place and will be in a position to
21	execute those programs very quickly after

1	closing.

2	That integration plan will reflect the
3	input and seek consensus from both management
4	teams prior to close, and we’re already hard at
5	work in that planning process. And finally, we
6	have established an integration management team,
7	rhythms and milestones that we have found
8	to be successful in helping keep a firm grip on
9	the progress of all phases and areas of the
10	integration. This system gives us regular
11	visibility into the successful integration on all
12	levels and enables quick escalation and
13	resolution of issues as they arise.

14	Using these simple principles and
15	methodologies, just for an example, Stanley has
16	grown its security business from $150 million in
17	2002 to $1.6 billion in 2008. We’ve done it
18	while retaining and promoting top leaders at
19	companies that have been acquired, and we’ve done
20	it while retaining significant operations in
21	their local communities, both of which we fully

1	expect to continue in the future. We will be
2	happy to dwell on that more in the Q & A section
3	as time allows.

4	We’ve even successfully
5	reverse-integrated pieces of our existing Stanley
6	business into newly acquired companies whose
7	operations and processes were stronger than ours,
8	using the same principles and methodology.
9	That’s because a successful process doesn’t keep
10	one business on top of another. It truly
11	integrates the best of each company and it
12	positions the combined company to leverage its
13	strengths for future growth. And this is our
14	plan for Stanley Black & Decker.

15	And we’re farther along in this
16	integration process than you may think. We have
17	already identified the key business functional
18	and regional integration teams, as well as
19	integration leaders from both companies. We held
20	our first integration leadership summit with
21	those teams at Stanley Center for Learning and

1	Innovation at New Britain last week and we
2	clearly outlined expectations for delivery at our
3	next integration summit which will be held in the
4	middle of January.

5	I’m going to take a moment to talk
6	through the next slide, which, in addition to
7	looking like an eye chart and seeming very
8	complicated, may, once you get more familiar with
9	it, and hopefully will, make a lot of sense.
10	I’ll emphasize it’s not an organization chart but
11	an overview of our integration teams and our
12	integration process. I’ll also note that you’re
13	going to receive a little more in-depth look at
14	this chart, along with quick communication about
15	it, within the next couple of days or so to
16	provide the basis to ask even more questions.

17	At the top is what we call the
18	Integration Steering Committee. And along with
19	Nolan and me we have our chief operating officer,
20	Jim Loree; Stanley’s chief financial officer, Don
21	Allan; president of Stanley’s European

1	operations, Massimo Grassi; and Mark Mathieu,
2	head of human resources.

3	The role of the steering committee is to
4	provide oversight, direction, and issue
5	resolution throughout the entire integration
6	process. And you may think that that’s a
7	detached or uninvolved group or we’re detached
8	and not particularly involved at that level. I
9	can assure you that the opposite is true.

10	We meet weekly for two hours, or more if
11	necessary, to review every open project and
12	ensure the teams are moving in the right
13	direction and properly resourced to facilitate
14	successful integration. It doesn’t guarantee
15	success, but it helps avoid surprises and ensures
16	that we can reallocate resources whenever a
17	rudder adjustment is needed.

18	The integration management office, IMO,
19	oversees the business unit and functional and
20	regional shared service teams. In addition to
21	Brett Bontrager, whose name you see on the chart,

1	who has successfully led many of Stanley’s recent
2	integrations, Tony Milando will co-chair the IMO
3	from the Black & Decker side. This team will have
4	leadership, will also have leadership direction
5	from information technology, human resource and
6	finance leaders, again both companies. And at
7	the business unit and functional or regional
8	level, that’s where the work of integrating the
9	two companies and building the new Stanley Black
10	& Decker truly begins.

11	Now, I won’t go through the entire lower
12	portion of the slide that you see before you,
13	because I know it’s hard to read, but I do want
14	to point out a couple things. And again, you’ll
15	see it in a couple days. It will be in your
16	e-mail.

17	One, while I said it isn’t an
18	organization chart, it does provide an indication
19	directionally of how we think the integration
20	will proceed. Two, and this is critical — I’ve
21	said it already — note that each team is staffed

1	by a Stanley person and a Black & Decker person.
2	We spent a lot of time carefully choosing the
3	right people for these roles. And you may be
4	wondering why we chose one person over another or
5	we may choose or have chosen one person over you.
6	Some of you may even be thankful your names
7	aren’t on that chart and you can just continue to
8	run your businesses every day and focus on the
9	core, which is what we’ve asked you to do.

10	But the simple truth is that the
11	overwhelming majority of you will be involved in
12	one capacity or another during the integration
13	process. One of the critical missteps that
14	companies can make during integration is to lose
15	focus on the base business, and we haven’t chosen
16	business line leaders just for that reason, from
17	either Stanley or Black & Decker. The most
18	consistent theme in the customer feedback when
19	Nolan and I spoke to our largest customers is
20	that’s great, that’s great for you, it’s great
21	for us. Please stay focused on us and our

1	business with you while this merger is closing
2	and while you’re integrating these two companies.

3	So your job is to run the business or
4	focus on your function or region with as much
5	passion and dedication as you’ve always shown.
6	However, when you are asked for help by one of
7	these integration team members, I would ask that
8	you provide your experience and your assistance
9	in helping that team as quickly and thoroughly as
10	feasible, also the experience and assistance of
11	your team members.

12	Again, while this is not an organization
13	chart, I realize you all have a vested interest
14	in how the new company will look. And I do want
15	to give you an idea of some of the upcoming next
16	steps. We’re aiming to share the high-level
17	business structure with you in mid-January. This
18	structure will lay out how we feel the new
19	company will operate. And when you see it, it
20	will be first on the business unit level and it
21	will take into account the recommendations of the

1	executive leadership and integration teams of
2	both businesses, giving weight to all
3	recommendations to ensure that we are moving
4	forward with a structure capable of realizing the
5	full synergies, but that also makes logical sense
6	and positions us for future growth.

7	Very shortly afterwards we’ll finalize
8	the business structure, in late January or early
9	February, and we’ll be in a position to provide
10	additional details around the high-level
11	organization structure of the combined company,
12	including key leadership roles, at that time.
13	Now, obviously I recognize that you’re both
14	interested and invested in being kept up to date
15	on all of these developments, and I’m committed
16	to sharing these things with you as soon as we
17	are able to do so.

18	In the meantime, in mid-January, we’ll
19	be holding our second integration summit, and at
20	that point will be much further along in our
21	integration process with more to share with you

1	on the progress, success, and the level of your
2	involvement in the exciting work of integrating
3	our two companies to build the new Stanley
4	Black & Decker.

5	Our vision for the future is very clear.
6	Stanley Black & Decker will be better positioned
7	to pursue profitable growth than either company
8	would have been separately. We expect in just a
9	few years we’ll be an enterprise generating
10	approximately a billion dollars in free cash
11	flow, $1.5 billion in EBITDA as Nolan mentioned,
12	with the opportunity to fuel our growth engine
13	and invest in high-growth platform such as
14	security solutions and engineered fasteners as
15	well as pursue other new opportunities while at
16	the same time supporting the organic growth and
17	growth opportunities in our core power and hand
18	tools platforms.

19	We’ll have increased talent, scale, and
20	resources to compete globally. And there are
21	growth opportunities that we’ve just begun to

1	explore, particularly in developing markets such
2	as Asia and Eastern Europe, and even in developed
3	markets where we have little or no product
4	overlap but channel and distribution synergies.

5	As you know, the expected $350 million
6	in cost synergies were a very important part of
7	why this deal made so much sense. And management
8	of the combined company will be laser-focused on
9	achieving these synergies in order to effectively
10	meet the goals and exceed expectations. The
11	sooner we can achieve our stated synergy goals,
12	the sooner we can reinvest in the business and
13	grow the combined enterprises.

14	Hopefully you’ve heard the key word the
15	last couple minutes in all of this, and that’s
16	growth, probably the most important aspect of
17	this transaction and clearly the most exciting
18	prospect for all of us. This transaction is the
19	means to a very bright future. And while we all
20	have a lot of work to do ahead to meet and exceed
21	all the goals for Stanley Black & Decker, the

1	opportunities are plentiful and our potential
2	together is tremendous. When you look across all
3	of our stakeholder groups, you’ll see that
4	everyone should share in the significant upside
5	expected from the transaction.

6	Shareholders of both companies will
7	benefit from the realization of synergies,
8	operating margin expansion, and expanded growth
9	opportunities. Employees of both companies will
10	have new opportunities as part of a much larger,
11	globally diversified industrial leader. And
12	customers of both companies will benefit from the
13	combined companies’ exceptionally broad array of
14	products and services, world-class innovation
15	processes, and commitment to operational
16	excellence.

17	And as evidenced by our respective stock
18	prices, investors clearly see the potential of
19	our new company. Nolan mentioned Ben Griswold’s
20	reaction on the Black & Decker board’s side. The
21	advisers advising Stanley said less than one in

1	25 times in an all-stock merger does the stocks
2	of both companies go up at all, let alone ten and
3	30 percent. Unprecedented, to use Ben Griswold’s
4	words.

5	As I’ve learned in my conversations with
6	key customers, they see the opportunity for our
7	new company. And it’s my hope that you, as
8	Stanley Black & Decker employees, also see the
9	potential as well as the opportunity in our new
10	company.

11	I’d like for just one more thing to be
12	clear when you leave here today. We can’t look
13	at the combination of Stanley and Black & Decker
14	as the finish line. Completing the integration
15	work, which will unquestionably be intense over
16	the next few months, that’s not the finish line
17	either. While I am confident we’ll achieve both
18	the combination and the synergies, once we have
19	done so, it won’t be the end of the race.
20	Instead, we have to look at these two things as
21	milestones en route to a much longer and exciting

1	journey.

2	This transaction positions Stanley Black
3	& Decker to achieve something that, as I’ve
4	already said, we simply couldn’t achieve
5	separately. It positions us to be stronger and
6	more diversified. It puts us in a place to grow
7	and reach new heights. And, as you might expect,
8	it guarantees nothing without a lot of hard work.

9	When I came to Stanley in 2004, it was
10	less than a $2.5 billion company. Together with
11	the management team, we’ve almost doubled in size
12	while increasing margins and strengthening our
13	portfolio. And once the proposed transaction,
14	the merger of Stanley and Black & Decker takes
15	place, the company will have doubled in size
16	again.

17	But that’s just the beginning.
18	Together with you, there is no intention of
19	stopping there. I’m fully confident that our
20	combined management teams and our combined
21	companies can grow the new Stanley Black & Decker

1	even more successfully, particularly more
2	successfully than either company has grown in the
3	past.

4	Easy to say. Let me tell you why I
5	think it will be successful. Beyond our
6	respective track records, beyond the tested and
7	proven integration methodology, beyond the
8	similarities in our mission and our strategies,
9	and beyond all the things that we have that have
10	made this combination attractive in the first
11	place, we have passionate, capable people and we
12	have winning cultures. That what’s going to make
13	the difference as we move forward. It’s you and
14	it’s the approximately 40,000 future Stanley
15	Black & Decker employees who are committed to
16	integrity, accountability, and respect, that will
17	not only position the company for growth but will
18	also drive us towards success. It’s your passion
19	for innovation, for customer satisfaction, and
20	for operational excellence that gives me the
21	confidence that we’ll achieve successful

1	integration quickly and begin to move forward
2	toward the future as one company, sooner rather
3	than later, so that we can begin to realize the
4	true potential of the combination of these two
5	companies.

6	I’ll close by saying this:

7	Successfully integrating Stanley and Black &
8	Decker is a monumental task. And when we achieve
9	it, we will have accomplished something to really
10	be proud of. Realizing the synergies and
11	unlocking value of the combined company is also a
12	monumental task. And when we achieve it, we will
13	have accomplished something huge. But the true
14	excitement comes from the potential of the
15	combination of Stanley and Black & Decker. With
16	the power of one combined Stanley Black & Decker,
17	the possibilities are immeasurable.

18	Before I take the questions, I’d like to
19	make two final notes. One, and this is based on
20	feedback over the last six weeks, one, I know you
21	want to hear from us. We’re committed to openly

1	and transparently communicating throughout this
2	process to the largest extent that we possibly
3	can. But we also want to hear from you as well.

4	In the very near future many of you will
5	be receiving an invitation to participate in an
6	online survey designed to gauge your perceptions
7	of the culture, both at Black & Decker and at
8	Stanley. Please give this survey the thought and
9	attention that it deserves. Stanley’s leadership
10	team will receive the exact same survey. You
11	will be the leaders of the combined Stanley Black
12	& Decker, and your thoughts are critical, not
13	only in helping us to assess and form a baseline
14	and identify areas to address, but also in
15	shaping the identity of the new company.

16	And, two, it’s been a long, difficult
17	and exciting year for both companies. We began
18	the year amidst the worst economic operating
19	environment that I’ve ever seen in my career, and
20	we’ve ended the year with an historic
21	announcement that we’re forming a new Stanley

1	Black & Decker. While the hard work of
2	integrating our two companies has only begun, I’d
3	like to reiterate that shareholder approval,
4	regulatory approval, and integration planning are
5	on track, and we’re committed to answering some
6	of your most important questions by mid-January.

7	So during this busy season take a few
8	moments to refresh and recharge for the work
9	that’s ahead of us. I’d also ask you to take a
10	little extra care to ensure the safety of
11	yourselves, your colleagues, and your families.
12	And I’ll take this opportunity with the first
13	meeting with many of you to offer my best wishes
14	for a happy, healthy holiday season, and a
15	prosperous new year together.

16	It’s an exciting time to be part of the
17	this company. And we have a unique opportunity
18	here to make our mark on a company with almost,
19	with more than 250 years of combined history,
20	legacy, and success. And I, for one, am totally
21	confident that our best days are before us, not

1	behind us.

2	Thanks very much. Nolan and I are now
3	happy to take your questions.

4	QUESTION AND ANSWER SESSION

5	MR. COOPER: Good morning. My name is
6	Jeff Cooper. I’m the vice-president of global
7	product development for the consumer products
8	group. We have seen the positive reaction to the
9	stock price, the rise of the stock prices in both
10	companies, but could you expand a little bit
11	further on the reaction from both the shareholder
12	community as well as our key customers?

13	MR. ARCHIBALD: I spoke personally with
14	the CEOs of all of our large customers, and they
15	were very enthusiastic about this combination.
16	It was clear they had respect for both companies
17	and they felt like we could serve them better
18	than we even had on a standalone basis. And so
19	they were very enthusiastic.

20	I also met with virtually all of our
21	major shareholders. They were even more

1	enthusiastic. And you can see by what’s happened
2	to the stock price. They voted with their
3	wallets. And almost to a person they were very,
4	very pleased with not only what has happened so
5	far but can happen as a result of the combined
6	power of both these companies. So both those
7	groups, shareholders and our customers, are very,
8	very pleased so far.

9	MR. LUNDGREN: And I’ll just echo what
10	Nolan said. The day of the announcement, of
11	course, you know, not with all the information
12	here, Nolan and I spoke to some of our customers
13	and investors together, and some separately. The
14	reaction was identical.

15	The only thing I could add, not
16	inconsistent with what Nolan had said, I have
17	been asked by many Black & Decker shareholders
18	who don’t own Stanley stock currently,
19	remembering that they’re going to own a lot of it
20	when the deal closes, to just understand a little
21	more about Stanley. Because obviously they have

1	invested in Black & Decker and this was a very,
2	very large commitment in their future. Nolan’s
3	point: Black & Decker’s stock is up 30 percent
4	since the announcement, so they feel very good
5	about it. Those were very rewarding and, you
6	know, highly informative meetings. And I guess
7	all we can say is touch wood, so far so good,
8	unprecedented investor reaction.

9	Remember, there’s 50 percent overlap in
10	ownership for these two companies. That’s why
11	such a large percentage of the investor base
12	understood the logic day one and has stuck with
13	it about six weeks later, where, you know, both
14	stocks continue to trade extraordinarily well,
15	and the customers have been very supportive.

16	MR. COOPER: Thank you very much.

17	MR. FREDERICK: Good morning. My name
18	is Bill Frederick, director of engineering.
19	And, John, we do have a golfer that we think will
20	accept your challenge.

21	MR. LUNDGREN: That was your boss, it

1	wasn’t me. Let me just say, and I’m only going
2	to say this once: The older I get, the better I
3	used to be. But I’ll do my best and we’ll play
4	for fun.

5	MR. FREDERICK: Seriously, my question
6	is, could you share with us at this time any
7	thoughts you have for the Towson Design Center
8	and, if possible, all the design centers, like
9	our Spennymoor, England facility?

10	MR. LUNDGREN: I’ll take it. While
11	there was so much, if you will, doom and gloom in
12	the local press when this was announced, you
13	know, was it Mark Twain who said the rumors of my
14	death are greatly exaggerated? Mark Twain was
15	from Hartford, by the way. Mark Twain House is
16	in Hartford. It’s a National Historic Monument.
17	He lived there many years.

18	The tough side first: Nolan has already
19	said it. We don’t need two corporate
20	headquarters. Yet that being said, there is
21	still a role going forward for many, many, many

1	of the highly-skilled functional corporate staff
2	professionals within Black & Decker. At the risk
3	of oversimplifying, nothing else will change and
4	in fact may grow in importance.

5	This is the epicenter of the most
6	powerful, biggest, best power tools business in
7	the world. I may look stupid, but why would I
8	want to change that? Simply said. The best
9	example, perhaps, I can give you — so the words,
10	because we can’t commit to anything that we
11	aren’t going to deliver later, we have been very
12	careful, we will maintain a major presence in
13	Towson. Let me say, we will maintain a huge
14	presence in Towson.

15	And the best example I think I can give
16	you is six years ago Stanley bought Best Locks,
17	an 80-year-old company headquartered in
18	Indianapolis, privately held. We already did
19	compete with Baldwin and Kwikset and some of the
20	others, but Best was known for the
21	interchangeable cores and patented locks,

1	wonderful business headquartered in Indianapolis.
2	It was about 200 million in revenue. Some very
3	good people joined the Stanley security business,
4	which at the time of about $150 million in
5	revenue.

6	Today Stanley’s security business is 1.6
7	billion in revenue. 100 percent of our security
8	business is managed from Indianapolis as that’s
9	expanding to take up — because that’s where the
10	expertise is. So where the people are, where the
11	knowledge lies, where the intellectual property
12	is — we’re a global company.

13	I think the second example is our
14	industrial automotive platform globally is run
15	from Morangis, France, not New Britain,
16	Connecticut. We bought a company called Facom,
17	an iconic $500 million, roughly, mechanics tools
18	firm. Most of your North American and those of
19	you who have spent time in Europe, if you’re
20	working on a Ferrari, if you’re working on a
21	Formula One car, you were using Facom tools.

1	They were without question the best
2	collection or center of expertise for our global
3	mechanics tools business. So as we established
4	the global platform, which is how we try to run
5	our businesses, it stayed in Morangis, France.
6	We have a few people in Dallas who work for the
7	folks in Morangis, and we have a few people
8	spread around the country.

9	But simply said, keep the expertise
10	together, keep where the people are. Towson will
11	be a major presence for years to come. And I
12	know it’s just a — it’s symbolic that corporate
13	headquarters per se won’t be here, but the
14	buildings will be, the overall majority of the
15	people will be.

16	And, you know, that was one of the three
17	jewels, you know, from Stanley’s perspective in
18	combining this business. So tremendous presence
19	in Towson going forward. And I’ll even mention,
20	I’m sure, based on what I read, more than anybody
21	here is expecting. And, you know, I can’t say

1	any more than that at this stage of the process.
2	There is just a phenomenal business and wealth of
3	knowledge and experience and wisdom that resides
4	in Towson. There’s no reason to move.

5	MR. FREDERICK: Thanks.

6	MS. ERVIN: Good morning. My name is
7	Jennifer Ervin. I manage and oversee all of our
8	brand licensing for the industrial products
9	groups. I’d like to ask John a question, if I
10	could.

11	At Black & Decker licensees have become
12	a more increasingly important part of our growth
13	strategy. The DeWalt business specifically, we
14	focused on developing innovative products,
15	entering the right categories selectively, and
16	finding the right partners that we can co-market
17	and cross-develop products together.

18	MR. LUNDGREN: Absolutely.

19	MS. ERVIN: I want to learn more about
20	Stanley’s approach to that and how you see those
21	two businesses integrating.

1	MR. LUNDGREN: Sure. Thank you for that
2	question, because it’s very important to us as
3	well. My sense is you probably have been at it a
4	little longer and maybe even more aggressively
5	than Stanley. But from what I can understand at
6	this stage, the systems are quite similar.
7	Stanley has been seriously at it for only about
8	ten years, even though we’re a 166-year-old
9	company, and I think you’ve got a sophisticated
10	process in place longer than that.

11	It’s very important. The marketing guys
12	will feel good about this, the finance guys
13	won’t. I think of licensing revenues as a
14	virtuous circle as in continuous brand support.
15	What we earn in licensing we reinvest in brand
16	support, because the right to earn that money is
17	because of the strength of our brand. Jim Loree
18	and Don Allan want to put that in the corporate
19	coffers. But I refer to it as a virtuous circle
20	and they refer to it as a vicious cycle. So it’s
21	— I happen to be the CEO, so my philosophy

1	prevails.

2	But on a more serious note, it’s a
3	meaningful source of revenue as it is in
4	Black & Decker. We have about 25 licensees. We
5	employ or use a company called Beanstalk, I’m
6	sure you’re we’ll aware of, who is the largest
7	licensing, I’ll say, affiliate or facilitator in
8	the world. Every year Stanley is overwhelmingly
9	the brand that we license, a little bit of
10	Bostitch.

11	Every year we do what’s called a brand
12	permission study, and I’m sure you’ve seen this
13	with the Black & Decker brand and the DeWalt
14	brand. 85 percent of the people with whom we
15	surveyed, as we looked for relevant categories
16	and relevant partners, thought Stanley made work
17	gloves. We didn’t. We don’t. But two years
18	later, it’s a $20 million licensing program.

19	So that’s how we go about it. And our
20	primary licensees are both in the U.S. and
21	Europe. We are active participants in SPLICE,

1	who I’m sure you’re familiar with, is the, if you
2	will, the nonprofit governing body. And to
3	ensure that we are maximizing the value and
4	potential of our brand, our, if you will,
5	licensing summits, is what we would call them,
6	where some partners but all of our brand people
7	are represented. The last one we did at Fenway
8	Park, and it was really exciting, you know, with
9	all the opportunities. The next one will be at
10	the Liverpool Football Club in the UK where they
11	actually have some stadium advertising
12	electronically. And then lastly, and I don’t
13	think it’s a conflict, we do run that completely
14	centrally. We do have a corporate vice-president
15	of brand marketing who reports to Jim Loree, who
16	I think ensures — because the Stanley brand does
17	transcend three different segments within
18	Stanley. So while I think you have licensing
19	specialists within the three businesses, to the
20	extent I understand it, the methodology is
21	identical. We do control that centrally as

1	opposed to within the divisions.

2	But it’s something we think very
3	seriously about. We think that, our initial
4	view, Black & Decker has done a great job of
5	licensing both Black & Decker and DeWalt.

6	Last aside: My wife’s entire
7	company — she runs a manufacturing company —
8	they wear DeWalt safety glasses. And it used to
9	really bother me. Now I think it’s terrific.

10	MS. ERVIN: Thank you.

11	MS. FURLOUGH-MORRIS: Hi. My name is
12	Stephanie Furlough-Morris. I work in finance,
13	director of finance. My question is around the
14	integration and your framework. It looks like a
15	very robust process. With the size of this
16	integration, what key changes have you made to
17	that framework, if any? And I guess what
18	failures should we be on the lookout for?

19	MR. LUNDGREN: Well, the failures you
20	should be on the lookout for, I want you to get
21	those to me first.

1	Well, as said, two things: The
2	question on because of the magnitude of it, it’s
3	something we have done at the outset is recognize
4	the magnitude. Brett Brontrager, whose name I
5	mentioned once, is our best — he might be the
6	best in the world, or one of the best in the
7	world, but he’s certainly our best. He has done
8	this successfully with Facom, he’s done this
9	successfully with security integrations.

10	And we have assigned Brett and about 13
11	to 15 people full time. So the biggest change
12	is, as opposed to saying, you know, keep your
13	finance organization running and don’t miss any
14	deadlines and, oh, by the way, would you
15	participate on the integration? We have taken a
16	very senior leader. Tony will do the same thing
17	from the Black & Decker side. These are
18	full-time assignments for 12 to 24, even 36
19	months if that’s what it takes. So that’s the
20	most important thing we’ve done: Taken the very
21	best people we have, dedicating them full time to

1	this activity, to be joined at the hip with
2	either their business or functional or regional
3	counterpart.

4	In terms of what failures you should be
5	on the lookout for, I don’t know. There’s — it
6	would take until Christmas Eve to tell you all
7	the failures that we’ve encountered or the
8	problems we’ve encountered, but fortunately most
9	of which we resolved before they become
10	game-changers or deal-wreckers.

11	And that’s the whole idea of this
12	process. If you think about it, every two weeks
13	that team is going to be reporting out to the
14	steering committee that Nolan and I will sit on
15	as well as four senior executives and then, you
16	know, run by the Integration Management Office.

17	And I’ll describe the process very
18	quickly. But as I describe it, and you’ll see
19	how in my prepared remarks I said it doesn’t
20	guarantee success. And it certainly doesn’t
21	mean there won’t be problems. But it certainly

1	helps reduce the big surprises and gives us
2	every opportunity to reallocate resources, fix
3	the problem as it arises. Or if we say that’s a
4	problem we didn’t anticipate or a failure to
5	achieve synergy, where are we going to find
6	another synergy to fill that gap.

7	And it is that simple as — let’s say
8	it’s the European informational technology
9	integration team. We’re looking at a dashboard
10	with key program milestones and maybe some cost
11	savings, you know, on the Y-axis and some cost
12	savings on the X-axis, or time. And it’s boxes
13	with lots of numbers and way too many to read,
14	and they’re color-coded, red, yellow, green. I
15	probably don’t need to say any more. But green,
16	no problem; yellow, unless it stays yellow
17	forever we save up front.

18	But if something is red, what is wrong?
19	You know, is it something where we missed
20	because we made a bad estimate? We need to go
21	find synergies somewhere else to fill that gap.

1	Or is it something that’s behind schedule and it
2	will be yellow and then green?

3	But simply said, the folks running
4	these teams — this sounds kind of tough —
5	there’s nowhere to hide. You know, they can’t
6	say — no one can say, I didn’t advance this
7	program because I couldn’t get the approvals to
8	spend the money. I’m sorry, you have the
9	executive chairman and CEO on the phone every
10	two weeks. What more do you need?

11	So it’s the rhythm and rigor of the
12	system. It’s the process that’s tested and
13	proven. And it’s the regularity of the meetings
14	and the communication that improve the
15	likelihood for success. I won’t say it will
16	guarantee it, but we’ve just basically taken a
17	tested and proven process and model and staffed
18	it with our very best people, staffed it more
19	fully with the help of Bain, who you’ll find are
20	very, very, very bright people. And there’s a
21	Bain consultant on every one of these teams.

1	They know Stanley quite well.

2	I learned in the process that
3	Black & Decker was Bain’s first client many
4	years ago. They know the business. They know
5	the industry well. They know the people well.
6	They’re experts in this process as well. So
7	we’ve invested in Bain’s extra help as well.

8	So a long answer to a very simple
9	question. But that’s the framework we put in
10	place, not to guarantee but to dramatically
11	increase the likelihood of success.

12	MS. FURLOUGH-MORRIS: Thank you.

13	MR. LUNDGREN: Thank you.

14	How are we doing? Anybody else?

15	It’s about, Nolan, where we thought
16	we’d be schedule-wise. Are we on schedule?

17	MR. ARCHIBALD: We are.

18	MR. LUNDGREN: We’re on schedule.

19	Listen, it’s just — again, I want to
20	thank you, thank Nolan and all of you for the
21	opportunity to be here. You do have my

1	commitment that we will communicate as
2	regularly, as frequently with new information as
3	we can. Recognize there are things we would
4	love to say that we can’t, recognize that we
5	understand there are things you’d love to know
6	that we don’t know the answers to yet.

7	Keep an open dialogue. As you know,
8	there are websites, there’s a great executive
9	management team here, and there’s one in New
10	Britain to ask your questions. I have not met
11	most of you in the room. When I opened it up
12	for questions and answers, or this applies going
13	forward: The only bad question is the one you
14	have and you don’t ask. Okay? If we can’t
15	answer it, we’ll tell you. But the only bad
16	question is the question you have and you don’t
17	ask it. So please, as I said, we need your
18	input as much as you need our communication.

19	Thanks a lot for your time this
20	morning, and I really look forward to working
21	with all of you as we build a great new company.

1	MR. ARCHIBALD: Thank you.
2	(Meeting concluded at 10:03 a.m.)
3	--------------------
4
5
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7
8

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1	STATE OF MARYLAND	) ss
	COUNTY OF BALTIMORE	)
2

3	I, Susan E. Smith, a Notary Public in
4	and for the State and County aforesaid, do hereby
5	certify that the foregoing is a true and accurate
6	transcription of the proceedings indicated.

7	I certify that I am not of counsel,
8	attorney, or relative and any party, or
9	otherwise interested in the events of this
10	matter.

11	In witness whereof, I have hereunto set
12	my hand and affixed my notarial seal this
13	day of December, 2009.
14

15	Susan E. Smith
16	Notary Public

17

My commission expires November 1, 2010.

18

19

20

21

The following are the slides presented at that meeting:

Nolan D. Archibald Chairman, President & Chief Executive Officer (Voice only presentation)

John F. Lundgren Chairman and Chief Executive Officer

TOOLS
STANLEY
BOX OF THE

STANLEY

BLACK & DECKER

DeWalt

STANLEY

1921 1926 1960 1984 2000

STANLEY BLACK & DECKER

• Established In 1843 By Frederick Trent
Stanley, Who Founded A Small
Hardware Manufacturing Shop In New
Britain, CT
• 166 Year Reputation For Product
Quality And Service
• 133 Years Of Consecutive Dividends
• World Class Hand Tools Portfolio
• Established In 1910 By S. Duncan
Black And Alonzo G. Decker, Who
Founded A Small Machine Shop In
Baltimore, MD
• 100 Year Reputation For Product
Innovation And Customer Focus
• 72 Years Of Consecutive Dividends
• World Class Power Tools Portfolio
Two Companies With Great Legacies

STANLEY

BLACK & DECKER

FatMax

STANLEY BOSTITCH

STANLEY Security Solutions

SONITROL VERIFIED ELECTRONIC SECURITY

STANLEY BEST ACCESS SYSTEMS

FACOM

PROTO

MAC TOOLS

STANLEY Vidmar

DEWALT

DELTA

PORTER CABLE

Emhart Teknologies

BALDWIN

Kwikset

WEISER LOCK

Price Pfister™

STANLEY BLACK & DECKER

Compelling Strategic Combination
Combination Of Two Outstanding Companies
CDIY
Security
Industrial
Industrial
Engineered
Fastening
Hardware &
Home
Improvement
Complementary Global Product
Offerings
Comprehensive Array Of Iconic Brands
Enhances Core Strengths Of Each
Company
Creates Stronger Global Company
Shared Commitment To Operational
Excellence
Substantial Synergy Opportunities

Shareholder & Regulatory Progress
Both Processes Well On Track, No Surprises
• Reviewed filing
requirements in 190
countries
• Filed or filing in
applicable jurisdictions
• FTC initial review
complete by year end
Where We Stand Today
REGULATORY
APPROVAL
PROCESS
• Filed form S-4 on 12/4
• SEC review period
ongoing
• Shareholder vote to be
scheduled after
approval
SHAREHOLDER
APPROVAL
PROCESS

Key Integration Principles
Ensure that we capture
the value in the
transaction
Ensure we retain the
best of both
companies
Ensure that we focus the integration
process on key decisions to minimize
distractions to our base business
Process
World-Class Process Focused on Capturing Value

Proven Integration Methodology
World-Class Process Focused on Capturing Value
• We have established an Integration Management program with members from both Black & Decker and Stanley to oversee the
integration process
• The integration team will develop an Integration Plan for the first
100 days and finalize that plan prior to close
- The Integration Plan will have reflect input and seek consensus from both management teams prior to close, and we are already hard at work in that planning process
- Longer term planning is also an important part of this process
• The Integration Management Team will use a process of regular meetings and milestones, that we have found to be successful in the past at helping us keep a firm grip on the progress of all phases and areas of the integration

Coordinated Teams with Rigorous Integration Rhythms
Business Unit
teams
Functional
teams
• Plan detailed integration for each business unit
• Determine bottoms-up synergy targets and plans to achieve
• Responsible for functional integration and synergies across full organization
• Provide oversight on cross-team standardization of processes
Integration
Management
Office
• IMO oversees day-to-day integration progress
- Approves recommendations from integration teams; escalates where required
- Monitors progress of integration and synergy capture
Regional shared
service teams
• Optimize shared functions and services within designated region
• Provide oversight and advice across regional business units as required
Steering
Committee
• Steering Committee is the key decision making body for the integration
- Sets objectives and provides strategic oversight
- Monitors progress of overall integration effort and impact on base business
1
2
3
4
5

This information is confidential and was prepared by Bain & Company solely for the use of our client; it is not to be relied on by any 3rd party without Bain's prior written consent.
SWK Co-Chair: Bontrager, Brett
BDK Co-Chair: Milando, Tony
Steering Committee
Clean Team
SWK Co-Chair: Lundgren, John
BDK Co-Chair: Archibald, Nolan
Loree, Jim
Grassi, Massimo
Allan, Don
Mathieu, Mark
Integration structure leadership
IT: Davis, Bert
Finance: McChesney, Lee
CDIY and
WWPTA
SWK: Harrison,
Chris
BDK:
Raskin, Jamie
SWK:
McChesney, Lee
BDK:
Gluchowski,
Greg
SWK:
Walburger,
Corbin
BDK:
Repas, Gregory
Industrial
(IAR)
SWK: Nemchev,
Denise
BDK:
Stinson, Kirk
Sourcing
SWK: Prado, Mike / BDK: Sankaran, Vishak
Finance
SWK: McChesney, Lee / BDK: Andres, Flor
Distribution
SWK: Vyncke, Henk / BDK: Shewmaker, Joseph
HR/Comms
SWK: Voelker, Joe / BDK: Closson, Troy
IT SWK:
Davis, Bert / BDK: Kostelecky, Will
Primary Shared Services Team:
EMEA
Shared Services: SWK:
Ritter, Jamie / BDK: Allan, Mike
Latin America
Shared Services: SWK:
Correa, Marti / BDK: Kunkel, Grethel
Asia
Shared Services: SWK: Chen, Jeff / BDK: Linguadoca, Joe
HR/Comms: Voelker, Joe
SWK: Logue,
Brendan
BDK:
Schnurr, Marty
Emhart and
SAT
1
4
3
Integration
Management Office
2
Hardware
(MAS, HHI)
Corporate
Regional
Shared
Services
teams
5

Key Next Steps
• FTC Initial Review
Complete by Year End
• Outcome of initial review may
result in further investigation
(“second request”)
• Filing with appropriate
countries / entities
• Ongoing Communication
with appropriate countries
/ entities
Short Term Next Steps
REGULATORY
NEXT STEPS
• Anticipate S-4/Proxy will
become effective in
January
• Shareholder
meetings/votes expected in
March
• Proxy Solicitation
Throughout to
Communicate Value to
Shareholders
SHAREHOLDER
NEXT STEPS
• High-level Business
Structure by mid-January
• Integration Summit 2, late
January
• High-level Organizational
structure of the new
company, late January,
early February
• Proactively addressing
culture combination
INTEGRATION
NEXT STEPS
On Track for 1H10 Close
Exceptional
Progress

Stanley Black & Decker Vision
Stanley Black & Decker is a
diversified industrial growth company.
Capture the synergistic value of the transaction quickly
~$1 billion in free cash flow annually to invest in growth
Increased talent, scale, and resources to compete
globally
Attractive Positions In Markets And Channels Worldwide
An Industry Leading Array Of Products & Services
Superior Track Record Of Innovation
World Class Operations And Global Sourcing
Our vision for the future is clear:
Stanley Black & Decker will be
positioned to pursue profitable growth

Q & A WEBEX participants should e-mail questions: Merger.inquiry1@bdk.com Corporate and Power Tools Merger.inquiry2@bdk.com Emhart and HHI

CAUTIONARY STATEMENTS

Under the Private Securities Litigation Reform Act of 1995

Statements in this document that are not historical, including but not limited to those regarding the consummation of the proposed transaction between Stanley and Black & Decker and the realization of synergies in connection therewith, are “forward looking statements” and, as such, are subject to risk and uncertainty.

Stanley’s and Black & Decker’s ability to deliver the results as described above is based on current expectations and involves inherent risks and uncertainties, including factors listed below and other factors that could delay, divert, or change any of them, and could cause actual outcomes and results to differ materially from current expectations. In addition to the risks, uncertainties and other factors discussed in this document, the risks, uncertainties and other factors that could cause or contribute to actual results differing materially from those expressed or implied in the forward looking statements include, without limitation, those set forth in the “Risk Factors” section, the “Legal Proceedings” section, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other sections of Stanley’s and Black & Decker’s Annual Reports on Form 10-K and any material changes thereto set forth in any subsequent Quarterly Reports on Form 10-Q, those contained in Stanley’s and Black & Decker’s other filings with the Securities and Exchange Commission, and those set forth below.

These factors include but are not limited to the risk that regulatory and stockholder approvals of the transaction are not obtained on the proposed terms and schedule; the future business operations of Stanley or Black & Decker will not be successful; the risk that the proposed transaction between Stanley and Black & Decker will not be consummated; the risk that Stanley and Black & Decker will not realize any or all of the anticipated benefits from the transaction; the risk that cost synergy, customer retention and revenue expansion goals for the transaction will not be met and that disruptions from the transaction will harm relationships with customers, employees and suppliers; the risk that unexpected costs will be incurred; the outcome of litigation (including with respect to the transaction) and regulatory proceedings to which Stanley or Black & Decker may be a party; pricing pressure and other changes within competitive markets; the continued consolidation of customers particularly in consumer channels; inventory management pressures on Stanley’s and Black & Decker’s customers; the impact the tightened credit markets may have on Stanley or Black & Decker or customers or suppliers; the extent to which Stanley or Black & Decker has to write off accounts receivable or assets or experiences supply chain disruptions in connection with bankruptcy filings by customers or suppliers; increasing competition; changes in laws, regulations and policies that affect Stanley or Black & Decker, including but not limited to trade, monetary, tax and fiscal policies and laws; the timing and extent of any inflation or deflation in 2009 and beyond; currency exchange fluctuations; the impact of dollar/foreign currency exchange and interest rates on the competitiveness of products and Stanley’s and Black & Decker’s debt programs; the strength of the U.S. and European economies; the extent to which world-wide markets associated with homebuilding and remodeling continue to deteriorate; the impact of events that cause or may cause disruption in Stanley’s or Black & Decker’s manufacturing, distribution and sales networks such as war, terrorist activities, and political unrest; and recessionary or expansive trends in the economies of the world in which Stanley or Black & Decker operates, including but not limited to the extent and duration of the current recession in the US economy.

Neither Stanley nor Black & Decker undertake any obligation to publicly update or revise any forward-looking statements to reflect events or circumstances that may arise after the date hereof.

Additional Information

The proposed transaction involving Stanley and Black & Decker will be submitted to the respective stockholders of Stanley and Black & Decker for their consideration. In connection with the proposed transaction, Stanley has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes a joint proxy statement of Stanley and Black & Decker that will also constitute a prospectus of Stanley. Investors and security holders are urged to read the joint proxy statement/prospectus and any other relevant documents filed with the SEC when they become available, because they will contain important information. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents (when available) that Stanley and Black & Decker file with the SEC at the SEC’s website at www.sec.gov and Stanley’s website related to the transaction at www.stanleyblackanddecker.com. In addition, these documents may be obtained from Stanley or Black & Decker free of charge by directing a request to Investor Relations, The Stanley Works, 1000 Stanley Drive, New Britain, CT 06053, or to Investor Relations, The Black & Decker Corporation, 701 E. Joppa Road, Towson, Maryland 21286, respectively.

Certain Information Regarding Participants

Stanley, Black & Decker and certain of their respective directors and executive officers may be deemed to be participants in the proposed transaction under the rules of the SEC. Investors and security holders may obtain information regarding the names, affiliations and interests of Stanley’s directors and executive officers in Stanley’s Annual Report on Form 10-K for the year ended January 3, 2009, which was filed with the SEC on February 26, 2009, and its proxy statement for its 2009 Annual Meeting, which was filed with the SEC on March 20, 2009. Investors and security holders may obtain information regarding the names, affiliations and interests of Black & Decker’s directors and executive officers in Black & Decker’s Annual Report on Form 10-K for the year ended December 31, 2008, which was filed with the SEC on February 17, 2009, and its proxy statement for its 2009 Annual Meeting, which was filed with the SEC on March 16, 2009. These documents can be obtained free of charge from the sources listed above. Additional information regarding the interests of these individuals will also be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

Non-Solicitation

A registration statement relating to the securities to be issued by Stanley in the proposed transaction will be filed with the SEC, and Stanley will not issue, sell or accept offers to buy such securities prior to the time such registration statement becomes effective. This document shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of such securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction.